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                          August 16, 2022

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.
       Ra   anana, 4366504 Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 10,
2022
                                                            File No. 333-266748

       Dear Mr. Ben-Noon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ron Ben-Bassat, Esq.